IAI Investment Funds VI, Inc.

                 Form N-SAR Report for the Period Ended 1/31/01

Item 77-I

Pursuant to the Agreement and Plan of Reorganization and Termination (the "Plan") between Investment Advisers, Inc. and Federated Investors, Inc. dated June16, 2000 and approved by the shareholders of IAI Investment Funds VI, Inc. on September 8, 2000, Automated Cash Management Trust acquired all of the assets of the IAI Money Market Fund in exchange for the Automated Cash Management Trust Institutional Service shares to be distributed pro rata by the IAI Money Market Fund to its shareholders in complete liquidation and dissolution of the IAI Money Market Fund. As a result of this reorganization, each shareholder of the IAI Money Market Fund became an owner of the Automated Cash Management Trust having a total net asset value equal to the total net asset value of such shareholder's holding in the IAI Money Market Fund on September 15, 2000.